HAECO

Our Ref: CSA/PAC1/24

17th September 2003

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that Mr. LEONG Kwok Kuen, Lincoln was appointed independent non-executive Directors of Hong Kong Aircraft Engineering Company Limited with effect from 4th March 2003.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

LW/df
P:\Dorisfu\HAECO Group\CPA12 - HAECO\CPA12 - 24 SENY\Ltr -2003 general corr.doc

c.c. Brian Ho - BONY NY (By Fax No. 002-212-571-3050)

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group